                                File No. 69-284


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                  FORM U-3A-2


                Statement by Holding Company Claiming Exemption
                 Under Rule U-3A-2 from the Provisions of the
                  Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                    HAWAIIAN ELECTRIC INDUSTRIES, INC. and
                        HAWAIIAN ELECTRIC COMPANY, INC.

each hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Hawaiian Electric Industries, Inc., hereinafter referred to as "HEI," was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc.
(HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than the common stock of HECO, HEI Investment Corp. (HEIIC), Malama Pacific Corp. (MPC), Hawaiian Tug & Barge Corp. (HTB), Lalamilo Ventures, Inc. (LVI), HEI Diversified, Inc. (HEIDI), Pacific Energy Conservation Services, Inc. (PECS) and HEI Power Corp. (HEIPC). HECO continues as the parent company of Hawaii Electric Light Company, Inc. (HELCO) and Maui Electric Company, Limited (MECO). MPC is the parent company of Malama Property Investment Corp. (MPIC), Malama Waterfront Corp. (MWC), Malama Development Corp. (MDC), Malama Realty Corp. (MRC), Malama Elua Corp. (MElC), Malama Hoaloha Corp. (MHC), TMG Service Corp. (TMG) and Malama Mohala Corp. (MMoC). HTB is the parent company of Young Brothers, Limited
(YB). HEIDI is the parent company of American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC), AdCommunications, Inc., Associated Mortgage, Inc. and ASB Service Corporation.

     HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii.

     HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility company organized primarily to invest in corporate securities and other long-term investments. HEIIC holds investments primarily in leveraged leases.

     On December 30, 1985, HEIIC acquired, as part of its investment portfolio, a 15.1899% undivided interest (the "Undivided Interest") in Plant Robert W. Scherer Unit No. 2, an 818 - MW coal-fired generating unit located in Monroe County, Georgia ("Unit No. 2") in a sale and leaseback transaction (the "Transaction") with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in Amendment No. 1 (filed December 30, 1985) to the 1984 Form U-3A-2 and is the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the Commission, to which a reply was sent by Mr. Lewis
B. Reich, Special Counsel (Reference No. 85-1216E-OPUR). The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC's participation in the Transaction, HEIIC has not acquired "ownership" of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC's becoming an "electric utility company" as defined in Section 2(a)(3) of the Act.

     MPC was incorporated on December 5, 1985, MPIC and MWC were incorporated on December 30, 1988, MDC was incorporated on December 15, 1989, MRC, MElC, MHC, TMG and MMoC were incorporated on August 21, 1990, all under the laws of the State of Hawaii, with principal executive offices located at 915 Fort Street Mall, Honolulu, Hawaii 96813. MPC and its subsidiaries are nonutility companies organized to invest in and develop real estate.

     Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and its name was changed to Hawaiian Tug & Barge Corp. on October 1, 1986 when HTB was acquired from Dillingham Corporation. Its principal executive office is located at 705 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii.

     YB was incorporated under the laws of the State of Hawaii on January 7, 1960. Its principal executive office is located at 705 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a regulated company organized to transport cargo within the State of Hawaii and operates as the major authorized common carrier under the Hawaii Water Carrier Act.

     LVI was incorporated under the laws of the State of Hawaii under the name Lalamilo Ventures (Hawaii), Inc. on May 7, 1987. Its name was changed to Lalamilo Ventures, Inc. on July 22, 1987. The principal executive office of LVI is located at 900 Richards Street, Honolulu, Hawaii 96813. LVI is a utility company under PUHCA, but is not a utility under Hawaii State law, and was organized to own and operate alternate energy facilities within the State of Hawaii.

     HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB. ASB was chartered by the Federal Home Loan Bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its wholly owned subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. ASB was acquired on May 26, 1988. ASB's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate; to invest in loans secured by real estate and in mortgage-backed and other securities; and to make various types of commercial and consumer loans. ASB Service Corp. is a state-chartered corporation which holds real estate for use by ASB employees; Associated Mortgage, Inc. is a mortgage brokerage company; AdCommunications, Inc. is an advertising agency; and ASISC markets insurance products.

     PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but has had no operations and is currently an inactive company.

     HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 220 South King Street, Honolulu, Hawaii 96813. It is a nonutility company formed to pursue independent power projects and energy conservation projects in Asia and the Pacific. HEIPC will directly or indirectly own or operate overseas projects through interests it acquires in foreign utility companies. HEIPC has not yet acquired an interest in a foreign utility company, but during 1995 HEIPC signed a Memorandum of Understanding with Agusan Power Corporation, Agusan Del Norte Electric Cooperative, Inc. and the provincial government of Agusan Del Norte to work toward an agreement to build and operate a 22-megawatt hydroelectric plant in the Philippines.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than the common stock of HECO, HEIIC, MPC, HTB, LVI, HEIDI, PECS and HEIPC. Currently, the consolidated revenues of HEI are derived from electric service, savings bank, maritime freight transportation and real estate operations and investments.

     All of the properties of HECO and its subsidiaries, HELCO and MECO, are located within the State of Hawaii. HECO, HELCO and MECO own transmission and distribution systems serving the islands of Oahu; Hawaii; and Maui, Lanai and Molokai, respectively. No transmission lines of any such companies deliver or receive electric energy at the borders of the State. The companies own office, general services and warehousing buildings located on the islands of Oahu, Hawaii, Maui, Lanai and Molokai.

     HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of 1,263 megawatts as of December 31, 1995. HECO's power purchase agreements with Kalaeloa Partners, L.P. and AES Barbers Point, Inc. each provided an additional 180 megawatts of firm generating capability as of December 31, 1995. HECO's power purchase agreement with Honolulu Resource Recovery Venture provided an additional 46 megawatts of firm generating capability as of December 31, 1995.

     HELCO owns and operates electric generating equipment with an aggregate generating capability of approximately 154 megawatts as of December 31, 1995. Its five power plants are located on the island of Hawaii. As of December 31, 1995, HELCO had a power purchase agreement with Puna Geothermal Ventures for an additional 25 megawatts of firm generating capability and a power purchase agreement with Hilo Coast Processing Company (HCPC) for an additional 22 megawatts of firm generating capability.

     MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of approximately 220 megawatts as of December 31, 1995. A power purchase agreement with a sugar company provided MECO with an additional 16 megawatts of firm generating capability as of December 31, 1995.

     LVI owns and operates a windfarm on the island of Hawaii. The Lalamilo Wells windfarm at Waikoloa consists of 82 operating wind machines with a total operating capacity of 1.6 megawatts as of December 31, 1995.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

     In 1995, HEI sold no kilowatthours of electric energy, HECO sold at retail 6,962,794,157 kwh. of electric energy, HELCO sold at retail 846,564,637 kwh. of electric energy, and MECO sold at retail 997,115,564 kwh. of electric energy.

     LVI sold 5,675,040 kwh. of electric energy, of which 1,051,200 kwh. was sold at wholesale to HELCO at rates approved by the PUC and 4,623,840 kwh. was sold at a discount rate to the Hawaii County Department of Water Supply, LVI's sole customer other than HELCO.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          None.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          None.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

          None.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None.


                                   EXHIBIT A

     Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 1995, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 1995, is attached hereto as Exhibit A.

     Unaudited consolidating income and retained earnings information for the calendar year 1995 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies, for Hawaiian Tug & Barge Corp. and its subsidiary company, and for Malama Pacific Corp. and its subsidiary companies, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 1995, are attached hereto as Exhibits A-1 through A-5.


                                   EXHIBIT B

     The unaudited financial data schedules for HEI and its subsidiaries and for HECO and its subsidiaries are attached hereto as Exhibit B.


                                   EXHIBIT C

     Not applicable.

     Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 23rd day of February 1996.

                                            HAWAIIAN ELECTRIC INDUSTRIES, INC.
                                            Claimant


                                            By /s/ Robert F. Clarke
                                               ---------------------------------
                                            Robert F. Clarke
                                            President and
     ATTEST:                                Chief Executive Officer


     /s/ Betty Ann M. Splinter              By /s/ Robert F. Mougeot
     ---------------------------------         ---------------------------------
     Betty Ann M. Splinter                  Robert F. Mougeot
     Secretary                              Financial Vice President and
                                            Chief Financial Officer


                                            HAWAIIAN ELECTRIC COMPANY, INC.
                                            Claimant

                                            By /s/ T. Michael May
                                               ---------------------------------
                                            T. Michael May
     ATTEST:                                President and
                                            Chief Executive Officer


     /s/ Molly M. Egged                     By /s/ Jackie M. Erickson
     ---------------------------------         ---------------------------------
     Molly M. Egged                         Jackie M. Erickson
     Secretary                              Vice President - General Counsel


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                       Peter C. Lewis
                                       Vice President-Administration
                                       Hawaiian Electric Industries, Inc.
                                       P. O. Box 730
                                       Honolulu, Hawaii 96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 1 of 2)                            Page 1 of 5
December 31, 1995
(Unaudited)
(in thousands)

                                                                             Hawaiian                                     Hawaiian
                                                              Hawaiian        Tug &                       Malama          Electric
                                                              Electric        Barge          HEI          Pacific         Company,
                                                             Industries,    Corp. and     Investment     Corp. and        Inc. and
ASSETS                                                           Inc.       subsidiary       Corp.      subsidiaries    subsidiaries
---------------------------------------------------------    -----------    ----------    ----------    ------------    ------------
Cash and equivalents                                          $      673            94            31            311      $       20
Notes receivable from affiliated companies                        40,576            --            --             --              --
Accounts receivable and unbilled revenues, net                     2,404         6,452            --             96         116,748
Inventories, at average cost                                          --         1,251            --             --          34,007
Real estate developments                                              --            --            --         35,023              --
Marketable securities                                                 --            --            --             --              --
Loans receivable, net                                                 --            --            --             --              --
Other investments                                                    810         2,504        58,345         12,666              --
Property, plant and equipment, net                                 2,455        37,661            --             58       1,720,235
Regulatory assets                                                     --         2,579            --             --          97,114
Other                                                              2,537         3,100            --          8,075          48,159
Goodwill and other intangibles                                        --            --            --             --              --
Investment in wholly owned subsidiaries, at equity               967,437            --            --             --              --
                                                              ----------    ----------    ----------     ----------      ----------
                                                              $1,016,892        53,641        58,376         56,229      $2,016,283
                                                              ==========    ==========    ==========     ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------
Accounts payable                                              $    7,152         1,928            43          1,050      $   59,443
Deposit liabilities                                                   --            --            --             --              --
Short-term borrowings                                             45,393         1,472           358         28,327         138,753
Securities sold under agreements to repurchase                        --            --            --             --              --
Advances from Federal Home Loan Bank                                  --            --            --             --              --
Long-term debt                                                   223,500        16,800            --          7,954         517,209
Deferred income taxes                                              3,053         5,549        42,650            230         116,963
Unamortized tax credits                                               41           988            --             --          45,935
Contributions in aid of construction                                  --            --            --             --         191,854
Other                                                              8,150         6,587           346            201         159,178
                                                              ----------    ----------    ----------     ----------      ----------
                                                                 287,289        33,324        43,397         37,762       1,229,335
                                                              ----------    ----------    ----------     ----------      ----------

Preferred stock of electric utility
  subsidiaries
    Subject to mandatory redemption                                   --            --            --             --          41,750
    Not subject to mandatory redemption                               --            --            --             --          48,293
                                                              ----------    ----------    ----------     ----------      ----------
                                                                      --            --            --             --          90,043
                                                              ----------    ----------    ----------     ----------      ----------

Stockholders' equity
  Preferred stock                                                     --            --            --             --              --
  Common stock                                                   585,387        13,229        22,166         29,975         353,480
  Retained earnings (deficit)                                    144,216         7,088        (7,187)       (11,508)        343,425
                                                              ----------    ----------    ----------     ----------      ----------
                                                                 729,603        20,317        14,979         18,467         696,905
                                                              ----------    ----------    ----------     ----------      ----------
                                                              $1,016,892        53,641        58,376         56,229      $2,016,283
                                                              ==========    ==========    ==========     ==========      ==========

Note: In the Consolidating Schedules of Hawaiian Electric Industries, Inc. and subsidiaries, the accounts of Lalamilo Ventures, Inc. are included in the Hawaiian Electric Industries, Inc. column. Lalamilo Ventures, Inc.'s assets had no carrying value as of December 31, 1995.

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 2 of 2)                            Page 2 of 5
December 31, 1995
(Unaudited)
(in thousands)

(Continued)

                                                                                                        Reclassifi-
                                                             HEI           Pacific                        cations
                                                        Diversified,        Energy            HEI           and
                                                          Inc. and       Conservation        Power      Eliminations
ASSETS                                                   subsidiary     Services, Inc.       Corp.        Dr. (Cr.)     Consolidated
----------------------------------------------------    ------------    --------------    ----------    ------------    ------------
Cash and equivalents                                      $  129,682               4              18             --      $  130,833
Notes receivable from affiliated companies                        --              --              --        (40,576)             --
Accounts receivable and unbilled revenues, net                22,020              --              --         (5,215)        142,505
Inventories, at average cost                                      --              --              --             --          35,258
Real estate developments                                          --              --              --             --          35,023
Marketable securities                                      1,479,552              --              --             --       1,479,552
Loans receivable, net                                      1,687,801              --              --             --       1,687,801
Other investments                                                 --              --              --             --          74,325
Property, plant and equipment, net                            47,610              --             176             --       1,808,195
Regulatory assets                                                 --              --              --             --          99,693
Other                                                          7,440              --               4             --          69,315
Goodwill and other intangibles                                41,245              --              --             --          41,245
Investment in wholly owned subsidiaries,
  at equity                                                       --              --              --       (967,437)             --
                                                          ----------      ----------      ----------     ----------      ----------
                                                          $3,415,350               4             198     (1,013,228)     $5,603,745
                                                          ==========      ==========      ==========     ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------
Accounts payable                                          $   30,277              --             128          5,215      $   94,806
Deposit liabilities                                        2,223,755              --              --             --       2,223,755
Short-term borrowings                                             --              --           1,098         33,576         181,825
Securities sold under agreements to repurchase               412,521              --              --             --         412,521
Advances from Federal Home Loan Bank                         501,274              --              --             --         501,274
Long-term debt                                                    --              --              --          7,000         758,463
Deferred income taxes                                         13,656              --              --             --         182,101
Unamortized tax credits                                            1              --              --             --          46,965
Contributions in aid of construction                              --              --              --             --         191,854
Other                                                         15,908              --             165             --         190,535
                                                          ----------      ----------      ----------     ----------      ----------
                                                           3,197,392              --           1,391         45,791       4,784,099
                                                          ----------      ----------      ----------     ----------      ----------

Preferred stock of electric utility
  subsidiaries
    Subject to mandatory redemption                               --              --              --             --          41,750
    Not subject to mandatory redemption                           --              --              --             --          48,293
                                                          ----------      ----------      ----------     ----------      ----------
                                                                  --              --              --             --          90,043
                                                          ----------      ----------      ----------     ----------      ----------

Stockholders' equity
  Preferred stock                                                 --              --              --             --              --
  Common stock                                               168,168             120             500        587,638         585,387
  Retained earnings (deficit)                                 49,790            (116)         (1,693)       379,799         144,216
                                                          ----------      ----------      ----------     ----------      ----------
                                                             217,958               4          (1,193)       967,437         729,603
                                                          ----------      ----------      ----------     ----------      ----------
                                                          $3,415,350               4             198      1,013,228      $5,603,745
                                                          ==========      ==========      ==========     ==========      ==========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 1 of 2)                      Page 3 of 5
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                                                                          Hawaiian
                                                             Hawaiian        Hawaiian                      Malama         Electric
                                                             Electric      Tug & Barge        HEI          Pacific        Company,
                                                            Industries,     Corp. and     Investment     Corp. and        Inc. and
                                                                Inc.        subsidiary       Corp.      subsidiaries    subsidiaries
                                                            -----------    -----------    ----------    ------------    ------------
REVENUES
Electric utility                                               $     --             --            --             --        $988,722
Savings bank                                                         --             --            --             --              --
Other                                                             2,923         48,890          (450)         4,280              --
Equity in net income of subsidiaries                             89,198             --            --             --              --
                                                            -----------     ----------    ----------     ----------      ----------
                                                                 92,121         48,890          (450)         4,280         988,722
                                                            -----------     ----------    ----------     ----------      ----------

EXPENSES
Electric utility                                                     --             --            --             --         829,679
Savings bank                                                         --             --            --             --              --
Other                                                             8,316         46,295           346          6,873              --
                                                            -----------     ----------    ----------     ----------      ----------
                                                                  8,316         46,295           346          6,873         829,679
                                                            -----------     ----------    ----------     ----------      ----------

OPERATING INCOME (LOSS)
Electric utility                                                     --             --            --             --         159,043
Savings bank                                                         --             --            --             --              --
Other                                                            83,805          2,595          (796)        (2,593)             --
                                                            -----------     ----------    ----------     ----------      ----------
                                                                 83,805          2,595          (796)        (2,593)        159,043
                                                            -----------     ----------    ----------     ----------      ----------
Interest expense-electric utility and other                     (17,922)        (1,449)         (106)        (1,643)        (44,377)
Allowance for borrowed funds used during construction                --             --            --             --           5,112
Preferred stock dividends of electric utility                        --             --            --             --          (2,759)
  subsidiaries
Allowance for equity funds used during construction                  --             --            --             --          10,202
                                                            -----------     ----------    ----------     ----------      ----------
INCOME (LOSS) BEFORE INCOME TAXES AND PREFERRED
  STOCK DIVIDENDS OF HECO                                        65,883          1,146          (902)        (4,236)        127,221
Income tax expense (benefit)                                    (11,610)           692            (3)            32          50,198
                                                            -----------     ----------    ----------     ----------      ----------
INCOME (LOSS) BEFORE PREFERRED STOCK DIVIDENDS
  OF HECO                                                        77,493            454          (899)        (4,268)         77,023
Preferred stock dividends of HECO                                    --             --            --             --           4,126
                                                            -----------     ----------    ----------     ----------      ----------

NET INCOME (LOSS)                                              $ 77,493            454          (899)        (4,268)       $ 72,897
                                                            ===========     ==========    ==========     ==========      ==========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income (Page 2 of 2)                      Page 4 of 5
Year ended December 31, 1995
(Unaudited)
(in thousands)

(Continued)

                                                                                                        Reclassifi-
                                                             HEI           Pacific                        cations
                                                        Diversified,        Energy            HEI           and
                                                          Inc. and       Conservation        Power      Eliminations
                                                         subsidiary     Services, Inc.       Corp.        Dr. (Cr.)     Consolidated
                                                        ------------    --------------    ----------    ------------    ------------
REVENUES
Electric utility                                            $     --              --              --             --      $  988,722
Savings bank                                                 254,616              --              --             --         254,616
Other                                                             12              --              28          3,097          52,586
Equity in net income of subsidiaries                              --              --              --         89,198              --
                                                          ----------      ----------      ----------     ----------      ----------
                                                             254,628              --              28         92,295       1,295,924
                                                          ----------      ----------      ----------     ----------      ----------

EXPENSES
Electric utility                                                  --              --              --             --         829,679
Savings bank                                                 214,572              --              --             --         214,572
Other                                                            713              67           1,708           (309)         64,009
                                                          ----------      ----------      ----------     ----------      ----------
                                                             215,285              67           1,708           (309)      1,108,260
                                                          ----------      ----------      ----------     ----------      ----------

OPERATING INCOME (LOSS)
Electric utility                                                  --              --              --             --         159,043
Savings bank                                                  40,044              --              --             --          40,044
Other                                                           (701)            (67)         (1,680)        91,986         (11,423)
                                                          ----------      ----------      ----------     ----------      ----------
                                                              39,343             (67)         (1,680)        91,986         187,664
                                                          ----------      ----------      ----------     ----------      ----------
Interest expense-electric utility and other                     (138)             --             (13)        (2,788)        (62,860)
Allowance for borrowed funds used during construction             --              --              --             --           5,112
Preferred stock dividends of electric utility
  subsidiaries                                                    --              --              --          4,126          (6,885)
Allowance for equity funds used during construction               --              --              --             --          10,202
                                                          ----------      ----------      ----------     ----------      ----------
INCOME (LOSS) BEFORE INCOME TAXES AND
  PREFERRED STOCK DIVIDENDS OF HECO                           39,205             (67)         (1,693)        93,324         133,233
Income taxes                                                  16,431              --              --             --          55,740
                                                          ----------      ----------      ----------     ----------      ----------
INCOME (LOSS) BEFORE PREFERRED STOCK DIVIDENDS
  OF HECO                                                     22,774             (67)         (1,693)        93,324          77,493
Preferred stock dividends of HECO                                 --              --              --         (4,126)             --
                                                          ----------      ----------      ----------     ----------      ----------

NET INCOME (LOSS)                                           $ 22,774             (67)         (1,693)        89,198      $   77,493
                                                          ==========      ==========      ==========     ==========      ==========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Retained Earnings                         Page 5 of 5
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                                                                          Hawaiian
                                                             Hawaiian        Hawaiian                      Malama         Electric
                                                             Electric      Tug & Barge        HEI          Pacific        Company,
                                                            Industries,     Corp. and     Investment     Corp. and        Inc. and
                                                                Inc.        subsidiary       Corp.      subsidiaries    subsidiaries
                                                            -----------    -----------    ----------    ------------    ------------
Retained earnings (deficit), beginning of year                 $135,835          7,126        (6,288)        (7,240)       $308,535

Net income (loss)                                                77,493            454          (899)        (4,268)         72,897

Common stock dividends                                          (69,112)          (492)           --             --         (38,007)
                                                            -----------     ----------    ----------     ----------      ----------

Retained earnings (deficit), end of year                       $144,216          7,088        (7,187)       (11,508)       $343,425
                                                            ===========     ==========    ==========     ==========      ==========

Continued below.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year ended December 31, 1995
(Unaudited)
(in thousands)

(Continued)

                                                                                                        Reclassifi-
                                                             HEI           Pacific                        cations
                                                        Diversified,        Energy            HEI           and
                                                          Inc. and       Conservation        Power      Eliminations
                                                         subsidiary     Services, Inc.       Corp.        Dr. (Cr.)     Consolidated
                                                        ------------    --------------    ----------    ------------    ------------
Retained earnings (deficit), beginning of year              $ 39,952             (49)             --        342,036        $135,835

Net income (loss)                                             22,774             (67)         (1,693)        89,198          77,493

Common stock dividends                                       (12,936)             --              --        (51,435)        (69,112)
                                                          ----------      ----------      ----------     ----------      ----------

Retained earnings (deficit), end of year                    $ 49,790            (116)         (1,693)       379,799        $144,216
                                                          ==========      ==========      ==========     ==========      ==========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1995
(Unaudited)
(in thousands)

                                                                        Hawaii                    Reclassifi-
                                                         Hawaiian      Electric       Maui          cations
                                                         Electric       Light        Electric        and
                                                         Company,      Company,      Company,    Eliminations
ASSETS                                                     Inc.          Inc.        Limited       Dr. (Cr.)   Consolidated
----------------------------------------------------    ----------    ----------    ----------   -----------   ------------
Cash and equivalents                                    $        9             4             7            --    $       20
Notes receivable from affiliated companies                  62,700            --            --       (62,700)           --
Accounts receivable and unbilled revenues, net              82,645        18,144        15,204           755       116,748
Inventories, at average cost                                17,143         5,128        11,736            --        34,007
Property, plant and equipment, net                       1,095,096       336,178       288,961            --     1,720,235
Regulatory assets                                           74,285        13,678         9,151            --        97,114
Other                                                       20,728        19,138         8,293            --        48,159
Investment in wholly owned subsidiaries,
  at equity                                                263,387            --            --      (263,387)           --
                                                        ----------    ----------    ----------    ----------    ----------
                                                        $1,615,993       392,270       333,352      (325,332)   $2,016,283
                                                        ==========    ==========    ==========    ==========    ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
---------------------------------------------------
Accounts payable                                        $   37,580         9,401        11,979          (483)   $   59,443
Short-term borrowings                                      138,753        40,700        22,000        62,700       138,753
Long-term debt                                             335,896        87,570        93,743            --       517,209
Deferred income taxes                                      105,793         2,567         8,603            --       116,963
Unamortized tax credits                                     28,768         8,395         8,772            --        45,935
Contributions in aid of construction                       123,652        45,553        22,649            --       191,854
Other                                                       90,553        43,455        24,898          (272)      159,178
                                                        ----------    ----------    ----------    ----------    ----------
                                                           860,995       237,641       192,644        61,945     1,229,335
                                                        ----------    ----------    ----------    ----------    ----------

Preferred stock
  Subject to mandatory redemption                           27,800         7,700         6,250            --        41,750
  Not subject to mandatory redemption                       30,293        10,000         8,000            --        48,293
                                                        ----------    ----------    ----------    ----------    ----------
                                                            58,093        17,700        14,250            --        90,043
                                                        ----------    ----------    ----------    ----------    ----------

 Stockholder's equity
   Common stock                                            353,480        91,429        71,761       163,190       353,480
   Retained earnings                                       343,425        45,500        54,697       100,197       343,425
                                                        ----------    ----------    ----------    ----------    ----------
                                                           696,905       136,929       126,458       263,387       696,905
                                                        ----------    ----------    ----------    ----------    ----------
                                                        $1,615,993       392,270       333,352       325,332    $2,016,283
                                                        ==========    ==========    ==========    ==========    ==========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                        Hawaii                    Reclassifi-
                                                         Hawaiian      Electric       Maui          cations
                                                         Electric       Light        Electric        and
                                                         Company,      Company,      Company,    Eliminations
                                                           Inc.          Inc.        Limited       Dr. (Cr.)   Consolidated
                                                        ----------    ----------    ----------   -----------   ------------
REVENUES
Electric utility                                          $723,497       138,232       129,850         2,857      $988,722
Equity in net income of subsidiaries                        24,907            --            --        24,907            --
                                                        ----------    ----------    ----------    ----------    ----------
                                                           748,404       138,232       129,850        27,764       988,722
                                                        ----------    ----------    ----------    ----------    ----------
EXPENSES                                                   614,945       110,627       104,107            --       829,679
                                                        ----------    ----------    ----------    ----------    ----------

  OPERATING INCOME                                         133,459        27,605        25,743        27,764       159,043

Interest expense                                           (31,390)       (8,398)       (7,446)       (2,857)      (44,377)
Allowance for borrowed funds used during
  construction                                               2,673         1,563           876            --         5,112
Preferred stock dividends of electric
  tility subsidiaries                                           --            --            --         2,759        (2,759)
Allowance for equity funds used during
  construction                                               5,152         3,111         1,939            --        10,202
                                                        ----------    ----------    ----------    ----------    ----------
  INCOME BEFORE INCOME TAX EXPENSE
    AND PREFERRED STOCK DIVIDENDS                          109,894        23,881        21,112        27,666       127,221
Income taxes                                                32,871         9,238         8,089            --        50,198
                                                        ----------    ----------    ----------    ----------    ----------
  INCOME BEFORE PREFERRED STOCK DIVIDENDS                   77,023        14,643        13,023        27,666        77,023
Preferred stock dividends                                    4,126         1,534         1,225        (2,759)        4,126
                                                        ----------    ----------    ----------    ----------    ----------
  NET INCOME                                              $ 72,897        13,109        11,798        24,907      $ 72,897
                                                        ==========    ==========    ==========    ==========    ==========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                        Hawaii                    Reclassifi-
                                                         Hawaiian      Electric       Maui          cations
                                                         Electric       Light        Electric        and
                                                         Company,      Company,      Company,    Eliminations
                                                           Inc.          Inc.        Limited       Dr. (Cr.)   Consolidated
                                                        ----------    ----------    ----------   -----------   ------------
Retained earnings, beginning of year                      $308,535        38,491        48,580        87,071      $308,535

Net income                                                  72,897        13,109        11,798        24,907        72,897
Common stock dividends                                     (38,007)       (6,100)       (5,681)      (11,781)      (38,007)
                                                        ----------    ----------    ----------    ----------    ----------
Retained earnings, end of year                            $343,425        45,500        54,697       100,197      $343,425
                                                        ==========    ==========    ==========    ==========    ==========

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1995
(Unaudited)
(in thousands)

                                                                           American      Reclassifi-
                                                                           Savings         cations
                                                             HEI            Bank,            and
                                                         Diversified,     F.S.B. and     Eliminations
ASSETS                                                       Inc.        subsidiaries      Dr. (Cr.)     Consolidated
-----------------------------------------------------    ------------    ------------    ------------    ------------
Cash and equivalents                                        $      4          129,678             --      $  129,682
Accounts receivable and unbilled revenues, net                 1,920           20,100             --          22,020
Marketable securities                                             --        1,479,552             --       1,479,552
Loans receivable, net                                             --        1,687,801             --       1,687,801
Property, plant and equipment, net                                --           47,610             --          47,610
Other                                                             --            7,440             --           7,440
Goodwill and other intangibles                                    --           41,245             --          41,245
Investment in wholly owned subsidiaries, at equity           217,903               --       (217,903)             --
                                                          ----------       ----------     ----------      ----------
                                                            $219,827        3,413,426       (217,903)     $3,415,350
                                                          ==========       ==========     ==========      ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
-----------------------------------------------------
Accounts payable                                            $    774           29,503             --      $   30,277
Deposit liabilities                                               --        2,223,755             --       2,223,755
Securities sold under agreements to repurchase                    --          412,521             --         412,521
Advances from Federal Home Loan Bank                              --          501,274             --         501,274
Deferred income taxes                                           (128)          13,784             --          13,656
Unamortized tax credits                                            1               --             --               1
Other                                                          1,222           14,686             --          15,908
                                                          ----------       ----------     ----------      ----------
                                                               1,869        3,195,523             --       3,197,392
                                                          ----------       ----------     ----------      ----------

Stockholder's equity
  Common stock                                               168,168          152,725        152,725         168,168
  Retained earnings                                           49,790           65,178         65,178          49,790
                                                          ----------       ----------     ----------      ----------
                                                             217,958          217,903        217,903         217,958
                                                          ----------       ----------     ----------      ----------
                                                            $219,827        3,413,426        217,903      $3,415,350
                                                          ==========       ==========     ==========      ==========

HEI DIVERSIFIED, INC. AND SUBSIDIARY                                 Exhibit A-2
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                           American      Reclassifi-
                                                                           Savings         cations
                                                             HEI            Bank,            and
                                                         Diversified,     F.S.B. and     Eliminations
                                                             Inc.        subsidiaries      Dr. (Cr.)     Consolidated
                                                         ------------    ------------    ------------    ------------
REVENUES
Savings bank                                               $      --          254,616             --        $254,616
Other                                                             12               --             --              12
Equity in net income of subsidiaries                          23,279               --         23,279              --
                                                          ----------       ----------     ----------      ----------
                                                              23,291          254,616         23,279         254,628
                                                          ----------       ----------     ----------      ----------
EXPENSES
Savings bank                                                      --          214,572             --         214,572
Other                                                            713               --             --             713
                                                          ----------       ----------     ----------      ----------
                                                                 713          214,572             --         215,285
                                                          ----------       ----------     ----------      ----------
OPERATING INCOME (LOSS)
Savings bank                                                      --           40,044             --          40,044
Other                                                         22,578               --         23,279            (701)
                                                          ----------       ----------     ----------      ----------
                                                              22,578           40,044         23,279          39,343
                                                          ----------       ----------     ----------      ----------
Interest expense                                                (138)              --             --            (138)
                                                          ----------       ----------     ----------      ----------

INCOME BEFORE INCOME TAX EXPENSE                              22,440           40,044         23,279          39,205
Income tax expense (benefit)                                    (334)          16,765             --          16,431
                                                          ----------       ----------     ----------      ----------

  NET INCOME                                                $ 22,774           23,279         23,279        $ 22,774
                                                          ==========       ==========     ==========      ==========


HEI DIVERSIFIED, INC. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                           American      Reclassifi-
                                                                           Savings         cations
                                                             HEI            Bank,            and
                                                         Diversified,     F.S.B. and     Eliminations
                                                             Inc.        subsidiaries      Dr. (Cr.)     Consolidated
                                                         ------------    ------------    ------------    ------------
Retained earnings, beginning of year                        $ 39,952           54,835         54,835        $ 39,952

Net income                                                    22,774           23,279         23,279          22,774

Common stock dividends                                       (12,936)         (12,936)       (12,936)        (12,936)
                                                          ----------       ----------     ----------      ----------
Retained earnings, end of year                              $ 49,790           65,178         65,178        $ 49,790
                                                          ==========       ==========     ==========      ==========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1995
(Unaudited)
(in thousands)

                                                                                                           Reclassifi-
                                                   American                                                  cations
                                     American       Savings                      AdCom-                        and
                                      Savings     Investment        ASB           muni       Associated      Elimi-
                                       Bank,       Services       Service       cations,      Mortgage,      nations       Consoli-
ASSETS                                 F.S.B.        Corp.      Corporation       Inc.          Inc.        Dr. (Cr.)        dated
--------------------------------    ----------    ----------    -----------    ----------    ----------    -----------    ----------
Cash and equivalents                $  129,678         1,908             76           100           248         (2,332)   $  129,678
Accounts receivable and
  unbilled revenues, net                20,100            --             --            --            --             --        20,100
Marketable securities                1,479,552            --             --            --            --             --     1,479,552
Loans receivable, net                1,687,801            --             --            --            --             --     1,687,801
Property, plant and
  equipment, net                        47,487            54             37            --            32             --        47,610
Other                                    7,345            93             --           136             2           (136)        7,440
Goodwill and other intangibles          41,234            11             --            --            --             --        41,245
Investment in wholly owned
  subsidiaries, at equity                1,840            --             --            --            --         (1,840)           --
                                    ----------    ----------     ----------    ----------    ----------     ----------    ----------
                                    $3,415,037         2,066            113           236           282         (4,308)   $3,413,426
                                    ==========    ==========     ==========    ==========    ==========     ==========    ==========

LIABILITIES AND
  STOCKHOLDER'S EQUITY
--------------------------------
Accounts payable                    $   29,503            --             --            --            --             --    $   29,503
Deposit liabilities                  2,226,087            --             --            --            --          2,332     2,223,755
Securities sold under
  agreements to repurchase             412,521            --             --            --            --             --       412,521
Advances from
  Federal Home Loan Bank               501,274            --             --            --            --             --       501,274
Deferred income taxes                   13,784            --             --            --            --             --        13,784
Other                                   13,965           749             --            30            78            136        14,686
                                    ----------    ----------     ----------    ----------    ----------     ----------    ----------
                                     3,197,134           749             --            30            78          2,468     3,195,523
                                    ----------    ----------     ----------    ----------    ----------     ----------    ----------

Stockholder's equity
  Common stock                         152,725            10            209            61           439            719       152,725
  Retained earnings (deficit)           65,178         1,307            (96)          145          (235)         1,121        65,178
                                    ----------    ----------     ----------    ----------    ----------     ----------    ----------
                                       217,903         1,317            113           206           204          1,840       217,903
                                    ----------    ----------     ----------    ----------    ----------     ----------    ----------
                                    $3,415,037         2,066            113           236           282          4,308    $3,413,426
                                    ==========    ==========     ==========    ==========    ==========     ==========    ==========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                       Exhibit A-3
Consolidated Schedule - Income Information                           Page 2 of 2
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                                                          Reclassifi-
                                                  American                                                  cations
                                    American       Savings                      AdCom-                        and
                                     Savings     Investment        ASB           muni       Associated      Elimi-
                                      Bank,       Services       Service       cations,      Mortgage,      nations       Consoli-
                                      F.S.B.        Corp.      Corporation       Inc.          Inc.        Dr. (Cr.)        dated
                                   ----------    ----------    -----------    ----------    ----------    -----------    ----------
REVENUES
Savings bank                         $252,101         2,775             --           131           213            604      $254,616
Equity in net income
  of subsidiaries                         695            --             --            --            --            695           --
                                   ----------    ----------     ----------    ----------    ----------     ----------    ----------
                                      252,796         2,775             --           131           213          1,299       254,616
                                   ----------    ----------     ----------    ----------    ----------     ----------    ----------

EXPENSES                              213,307         1,550             15            63           241           (604)      214,572
                                   ----------    ----------     ----------    ----------    ----------     ----------    ----------

  OPERATING INCOME (LOSS)              39,489         1,225            (15)           68           (28)           695        40,044

Income taxes                           16,210           526             --            29            --             --        16,765
                                   ----------    ----------     ----------    ----------    ----------     ----------    ----------

  NET INCOME (LOSS)                  $ 23,279           699            (15)           39           (28)           695      $ 23,279
                                   ==========    ==========     ==========    ==========    ==========     ==========    ==========


AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                                                          Reclassifi-
                                                  American                                                  cations
                                    American       Savings                      AdCom-                        and
                                     Savings     Investment        ASB           muni       Associated      Elimi-
                                      Bank,       Services       Service       cations,      Mortgage,      nations       Consoli-
                                      F.S.B.        Corp.      Corporation       Inc.          Inc.        Dr. (Cr.)        dated
                                   ----------    ----------    -----------    ----------    ----------    -----------    ----------
Retained earnings (deficit),
  beginning of year                  $ 54,835           608            (81)          106          (207)           426      $ 54,835

Net income (loss)                      23,279           699            (15)           39           (28)           695        23,279

Common stock dividends                (12,936)           --             --            --            --             --       (12,936)
                                   ----------    ----------     ----------    ----------    ----------     ----------    ----------
Retained earnings (deficit),
  end of year                        $ 65,178         1,307            (96)          145          (235)         1,121      $ 65,178
                                   ==========    ==========     ==========    ==========    ==========     ==========    ==========

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                            Exhibit A-4
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1995
(Unaudited)
(in thousands)

                                                                                 Reclassifi-
                                                       Hawaiian                    cations
                                                         Tug &      Young           and
                                                         Barge     Brothers,    Eliminations
ASSETS                                                   Corp.     Limited       Dr. (Cr.)      Consolidated
---------------------------------------------------    --------    ---------    ------------    ------------
Cash and equivalents                                   $    80           14             --        $    94
Notes receivable from affiliated companies              10,710           --        (10,710)            --
Accounts receivable and unbilled revenues, net           1,335        5,533           (416)         6,452
Inventories, at average cost                               150        1,101             --          1,251
Other investments                                        2,496            8             --          2,504
Property, plant and equipment, net                       7,829       29,832             --         37,661
Regulatory assets                                           --        2,579             --          2,579
Other                                                    2,165          935             --          3,100
Investment in wholly owned subsidiaries,
  at equity                                             15,700           --        (15,700)            --
                                                       -------      -------        -------        -------
                                                       $40,465       40,002        (26,826)       $53,641
                                                       =======      =======        =======        =======
LIABILITIES AND STOCKHOLDER'S EQUITY
---------------------------------------------------
Accounts payable                                       $   540        1,804            416        $ 1,928
Short-term borrowings                                      566          906             --          1,472
Long-term debt                                          16,800       10,710         10,710         16,800
Deferred income taxes                                    1,281        4,268             --          5,549
Unamortized tax credits                                    193          795             --            988
Other                                                      768        5,819             --          6,587
                                                       -------      -------        -------        -------
                                                        20,148       24,302         11,126         33,324
                                                       -------      -------        -------        -------
Stockholder's equity
   Common stock                                         13,229        7,414          7,414         13,229
   Retained earnings                                     7,088        8,286          8,286          7,088
                                                       -------      -------        -------        -------
                                                        20,317       15,700         15,700         20,317
                                                       -------      -------        -------        -------
                                                       $40,465       40,002         26,826        $53,641
                                                       =======      =======        =======        =======

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                            Exhibit A-4
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                                 Reclassifi-
                                                       Hawaiian                    cations
                                                         Tug &      Young           and
                                                         Barge     Brothers,    Eliminations
                                                         Corp.     Limited       Dr. (Cr.)      Consolidated
                                                       --------    ---------    ------------    ------------
REVENUES
Other                                                  $ 8,871       43,552          3,533        $48,890
Equity in net income of subsidiary                         514           --            514             --
                                                       -------      -------        -------        -------
                                                         9,385       43,552          4,047         48,890
                                                       -------      -------        -------        -------

EXPENSES                                                 7,112       41,867         (2,684)        46,295
                                                       -------      -------        -------        -------

  OPERATING INCOME                                       2,273        1,685          1,363          2,595

Interest expense                                        (1,418)        (880)          (849)        (1,449)
                                                       -------      -------        -------        -------

  INCOME BEFORE INCOME TAX EXPENSE                         855          805            514          1,146

Income taxes                                               401          291             --            692
                                                       -------      -------        -------        -------
  NET INCOME                                           $   454          514            514        $   454
                                                       =======      =======        =======        =======

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                                 Reclassifi-
                                                       Hawaiian                    cations
                                                         Tug &      Young           and
                                                         Barge     Brothers,    Eliminations
                                                         Corp.     Limited       Dr. (Cr.)      Consolidated
                                                       --------    ---------    ------------    ------------
Retained earnings, beginning of year                   $ 7,126        8,146          8,146        $ 7,126

Net income                                                 454          514            514            454

Common stock dividends                                    (492)        (374)         ( 374)          (492)
                                                       -------      -------        -------        -------
Retained earnings, end of year                         $ 7,088        8,286          8,286        $ 7,088
                                                       =======      =======        =======        =======

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)     Page 1 of 4
December 31, 1995
(Unaudited)
(in thousands)

                                                                              Malama
                                                                 Malama      Property       Malama
                                                   Malama        Water-       Invest-      Develop-       Malama
                                                  Pacific        front         ment          ment         Realty
ASSETS                                             Corp.         Corp.         Corp.         Corp.         Corp.
--------------------------------------------    ----------    ----------    ----------    ----------    ----------
Cash and equivalents                              $     70            --            --           238          $ --
Notes receivable from affiliated companies          54,812            --            --            --             5
Accounts receivable and unbilled
  revenues, net                                      1,752            --             1            55            --
Real estate developments                             1,106            --            --        22,906            --
Other investments                                       --            --            --          (196)           --
Property, plant and equipment, net                      49            --            --             2            --
Other                                                1,203            --            --         6,068            --
Investment in wholly owned subsidiaries,
  at equity                                        (16,030)           --            --            --            --
                                                ----------    ----------    ----------    ----------    ----------
                                                  $ 42,962            --             1        29,073          $  5
                                                ==========    ==========    ==========    ==========    ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
--------------------------------------------
Accounts payable                                  $    560            --            --           526          $  4
Short-term borrowings                               23,654         1,482            --        23,259            --
Long-term debt                                          --            --            --         7,954            --
Deferred income taxes                                  209            21            --            --            --
Other                                                   72            --            --            55            --
                                                ----------    ----------    ----------    ----------    ----------
                                                    24,495         1,503            --        31,794             4
                                                ----------    ----------    ----------    ----------    ----------

Stockholder's equity
  Common stock                                      29,975           616             1         4,501             1
  Retained earnings (deficit)                      (11,508)       (2,119)           --        (7,222)           --
                                                ----------    ----------    ----------    ----------    ----------
                                                    18,467        (1,503)            1        (2,721)            1
                                                ----------    ----------    ----------    ----------    ----------
                                                  $ 42,962            --             1        29,073          $  5
                                                ==========    ==========    ==========    ==========    ==========

Continued on next page.

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 4
December 31, 1995
(Unaudited)
(in thousands)

(Continued)

                                                                                          Reclassifi-
                                                                                            cations
                                                  Malama         TMG          Malama          and
                                                   Elua        Service        Mohala      Eliminations
ASSETS                                             Corp.        Corp.          Corp.        Dr. (Cr.)     Consolidated
--------------------------------------------    ----------    ----------    ----------    ------------    ------------
Cash and equivalents                                 $  --            --             3             --        $    311
Notes receivable from affiliated companies              --             1            --        (54,818)             --
Accounts receivable and unbilled
  revenues, net                                         --            --             9         (1,721)             96
Real estate developments                                --            --        11,011             --          35,023
Other investments                                      364            --        12,498             --          12,666
Property, plant and equipment, net                      --            --             7             --              58
Other                                                  701            --           103             --           8,075
Investment in wholly owned subsidiaries,
  at equity                                             --            --            --         16,030              --
                                                ----------    ----------    ----------     ----------      ----------
                                                    $1,065             1        23,631        (40,509)       $ 56,229
                                                ==========    ==========    ==========     ==========      ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
--------------------------------------------
Accounts payable                                    $   --            --           199            239        $  1,050
Short-term borrowings                                1,105            --        35,127         56,300          28,327
Long-term debt                                          --            --            --             --           7,954
Deferred income taxes                                   --            --            --             --             230
Other                                                   --            --            74             --             201
                                                ----------    ----------    ----------     ----------      ----------
                                                     1,105            --        35,400         56,539          37,762
                                                ----------    ----------    ----------     ----------      ----------

Stockholder's equity
  Common stock                                           1             1             1          5,122          29,975
  Retained earnings (deficit)                          (41)           --       (11,770)       (21,152)        (11,508)
                                                ----------    ----------    ----------     ----------      ----------
                                                       (40)            1       (11,769)       (16,030)         18,467
                                                ----------    ----------    ----------     ----------      ----------
                                                    $1,065             1        23,631         40,509        $ 56,229
                                                ==========    ==========    ==========     ==========      ==========

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Income Information                          Page 3 of 4
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                              Malama
                                                                 Malama      Property       Malama
                                                   Malama        Water-       Invest-      Develop-       Malama
                                                  Pacific        front         ment          ment         Realty
                                                   Corp.         Corp.         Corp.         Corp.         Corp.
                                                ----------    ----------    ----------    ----------    ----------
REVENUES
Other                                              $ 4,658            --            --         3,729             6
Equity in net loss of subsidiaries                  (5,216)           --            --            --            --
                                                ----------    ----------    ----------    ----------    ----------
                                                      (558)           --            --         3,729             6
                                                ----------    ----------    ----------    ----------    ----------

EXPENSES                                             1,798            --            --         2,581             1
                                                ----------    ----------    ----------    ----------    ----------

  OPERATING INCOME (LOSS)                           (2,356)           --            --         1,148             5
Interest expense                                    (1,880)           --            --        (1,922)           --
                                                ----------    ----------    ----------    ----------    ----------
  INCOME (LOSS) BEFORE INCOME TAX EXPENSE           (4,236)           --            --          (774)            5

Income taxes                                            32            --            --            --            --
                                                ----------    ----------    ----------    ----------    ----------

  NET INCOME (LOSS)                                $(4,268)           --            --          (774)            5
                                                ==========    ==========    ==========    ==========    ==========

Continued below.


MALAMA PACIFIC CORP. AND SUBSIDIARIES
Consolidating Schedule - Income Information
Year ended December 31, 1995
(Unaudited)
(in thousands)

(Continued)

                                                                                          Reclassifi-
                                                                                            cations
                                                  Malama         TMG          Malama          and
                                                   Elua        Service        Mohala      Eliminations
                                                   Corp.        Corp.          Corp.        Dr. (Cr.)     Consolidated
                                                ----------    ----------    ----------    ------------    ------------
REVENUES
Other                                               $   --            --           425          4,538         $ 4,280
Equity in net loss of subsidiaries                      --            --            --         (5,216)             --
                                                ----------    ----------    ----------     ----------      ----------
                                                        --            --           425           (678)          4,280
                                                ----------    ----------    ----------     ----------      ----------

EXPENSES                                                --            --         2,493             --           6,873
                                                ----------    ----------    ----------     ----------      ----------

  OPERATING LOSS                                        --            --        (2,068)          (678)         (2,593)
Interest expense                                       (30)           --        (2,349)        (4,538)         (1,643)
                                                ----------    ----------    ----------     ----------      ----------

  LOSS BEFORE INCOME TAX EXPENSE                       (30)           --        (4,417)        (5,216)         (4,236)

Income taxes                                            --            --            --             --              32
                                                ----------    ----------    ----------     ----------      ----------

  NET INCOME (LOSS)                                $   (30)           --        (4,417)        (5,216)        $(4,268)
                                                ==========    ==========    ==========     ==========      ==========

MALAMA PACIFIC CORP. AND SUBSIDIARIES                                Exhibit A-5
Consolidating Schedule - Retained Earnings Information               Page 4 of 4
Year ended December 31, 1995
(Unaudited)
(in thousands)

                                                                              Malama
                                                                 Malama      Property       Malama
                                                   Malama        Water-       Invest-      Develop-       Malama
                                                  Pacific        front         ment          ment         Realty
                                                   Corp.         Corp.         Corp.         Corp.         Corp.
                                                ----------    ----------    ----------    ----------    ----------
Retained deficit, beginning of year               $ (7,240)       (2,119)           --        (6,448)          $(5)

  Net income (loss)                                 (4,268)           --            --          (774)            5
                                                ----------    ----------    ----------    ----------    ----------

Retained deficit, end of year                     $(11,508)       (2,119)           --        (7,222)         $ --
                                                ==========    ==========    ==========    ==========    ==========

Continued below.


MALAMA PACIFIC CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1995
(Unaudited)
(in thousands)

(Continued)

                                                                                          Reclassifi-
                                                                                            cations
                                                  Malama         TMG          Malama          and
                                                   Elua        Service        Mohala      Eliminations
                                                   Corp.        Corp.          Corp.        Dr. (Cr.)     Consolidated
                                                ----------    ----------    ----------    ------------    ------------
Retained deficit, beginning of year                   $(11)           --        (7,353)       (15,936)       $ (7,240)

  Net income (loss)                                    (30)           --        (4,417)        (5,216)         (4,268)
                                                ----------    ----------    ----------     ----------      ----------

Retained deficit, end of year                         $(41)           --       (11,770)       (21,152)       $(11,508)
                                                ==========    ==========    ==========     ==========      ==========

                                                                       Exhibit B
                                                                     Page 1 of 1


              HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)

Item No.                          Year ended December 31, 1995
--------      ------------------------------------------------
1             Total Assets (at December 31)......   $5,603,745

2             Total Operating Revenues...........    1,295,924

3             Net Income.........................       77,493


               HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)

Item No.                          Year ended December 31, 1995
--------      ------------------------------------------------
1             Total Assets (at December 31)......   $2,016,283

2             Total Operating Revenues...........      988,722

3             Net Income.........................       72,897